EXHIBIT M

Press release

Brussels, 2 September 2004 - The following announcement will be published by InBev in Brazilian media today, 2 September, 2004.

InBev S.A., further to the press release published on August 31, 2004, informs the market that the mandatory tender offer resulting from the transactions related to the control of Companhia de Bebidas das Americas – AmBev informed in such press release, shall be executed by InBev S.A. or by a Brazilian subsidiary thereof.

The tender offer, according to article 254-A of Law 6,404/76, shall take place for a price in Reais equivalent, on the tender offer auction date, to € 353.28 for each thousand common shares of AmBev (“MTO Price”), after the granting of registration thereof by the Comissao de Valores Mobiliarios.

The MTO Price corresponds to 80% of €441.60, which was the value attributed to each thousand common shares of AmBev in the transfer of control transaction and which was based on: (i) the exchange of 141,712,000 InBev S.A. shares for 8.199.047.952 AmBev common shares, and (ii) the closing price of the InBev S.A. (formerly Interbrew) shares on Euronext Brussels Stock Exchange on the day of the closing of the transaction (i.e., August 27, 2004), equivalent to €25.55.

The tender offer shall include all outstanding common shares in the float.

The MTO Price will be paid in Brazilian Reais, as converted according to the foreign exchange rates prevailing on the auction date.